As filed with the Securities and Exchange Commission on May 27, 2026

Securities Act File No. 333-291799

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

(Check appropriate box or boxes)

BLACKROCK ETF TRUST

(Exact Name of Registrant as Specified in the Charter)

100 Bellevue Parkway

Wilmington, Delaware 19809

(Address of Principal Executive Offices)

Registrant’s Telephone Number: (800) 441-7762

John M. Perlowski

BLACKROCK ETF TRUST

50 Hudson Yards

New York, New York 10001

United States of America

(Name and Address of Agent for Service)

Copies to:

Bryan Chegwidden, Esq. Jeremy C. Smith, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036-8704	Janey Ahn, Esq. BlackRock Fund Advisors 50 Hudson Yards New York, New York 10001

This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act of 1933 and will be effective upon filing.

Title of securities being registered: Shares of beneficial interest, no par value.

Calculation of Registration Fee under the Securities Act of 1933: No filing fee is required because of reliance on Section 24(f) and Rule 24f-2 under the Investment Company Act of 1940.

This Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-291799) (the “N-14 Registration Statement”) consists of the following:

1.	Facing Sheet.

2.	Part C Information.

3.	Exhibits.

Parts A and B to the N-14 Registration Statement are unchanged from the Combined Prospectus/Proxy Statement dated as of December 30, 2025 and filed on January 5, 2026 pursuant to Rule 497 under the Securities Act of 1933, as amended.

This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed solely to file a tax opinion of Ropes & Gray LLP, counsel for the Registrant, as Exhibit 12(a) to Item 16 of the N-14 Registration Statement. The tax opinion relates to the reorganization of CornerCap Fundametrics® Large-Cap ETF, a series of Advisor Managed Portfolios, with and into iShares Large Cap Value Active ETF (formerly, iShares Large Cap Value Active ETF II), a series of BlackRock ETF Trust.

PART C. OTHER INFORMATION

Item 15. Indemnification.

Indemnification of Registrant’s principal underwriter against certain losses is provided for in Section 8 of the Distribution Agreement referenced in Exhibit 7(a). Indemnification of Registrant’s Custodian, Transfer Agent and Administrator is provided for, respectively, in Section 15 of the Master Custodian Agreement referenced in Exhibit 9(a), Section 7 of the Transfer Agency and Service Agreement referenced in Exhibit 13(b) and Section 8 of the Administration and Fund Accounting Services Agreement referenced in Exhibit 13(a). Registrant intends to obtain from a major insurance carrier a trustees’ and officers’ liability policy covering certain types of errors and omissions. In addition, Section 10.2 of Registrant’s Declaration of Trust referenced in Exhibit 1(b) provides as follows:

Indemnification.

(a) Subject to the exceptions and limitations contained in paragraph (b) below:

(i) every Person who is, or has been, a Trustee or officer of the Trust (hereinafter referred to as a “Covered Person”) shall be indemnified by the Trust or the applicable Series to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit, or proceeding in which he or she becomes involved as a party or otherwise by virtue of his or her being or having been a Trustee or officer and against amounts paid or incurred by him or her in the settlement thereof; and

(ii) the words “claim,” “action,” “suit,” or “proceeding” shall apply to all claims, actions, suits, or proceedings (civil, criminal, or other, including appeals), actual or threatened, while in office or thereafter, and the words “liability” and “expenses” shall include, without limitation, attorney’s fees, costs, judgments, amounts paid in settlement, fines, penalties, and other liabilities.

(b) To the extent required under the 1940 Act, but only to such extent, no indemnification shall be provided hereunder to a Covered Person:

(i) who shall have been adjudicated by a court or body before which the proceeding was brought to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office; or

(ii) in the event of a settlement, unless there has been a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office:

(A)	by the court or other body approving the settlement;

(B)

by at least a majority of those Trustees who neither are Interested Persons of the Trust nor are parties to the matter based upon a review of readily-available facts (as opposed to a full trial-type inquiry); or

(C)	by written opinion of independent legal counsel based upon a review of readily-available facts (as opposed to a full trial-type inquiry).

(c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a Person who has ceased to be a Covered Person and shall inure to the benefit of the heirs, executors, and administrators of such a Person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Covered Persons, and other Persons may be entitled by contract or otherwise under law.

(d) To the maximum extent permitted by applicable law, expenses in connection with the preparation and presentation of a defense to any claim, action, suit, or proceeding of the character described in paragraph (a) of this Section 10.2 shall be paid by the Trust or Series from time to time prior to final disposition thereof upon receipt of any undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust or Series if it ultimately is determined that he or she is not entitled to indemnification under this Section 10.2; provided, however, that either (a) such Covered Person shall have provided appropriate security for such undertaking; (b) the Trust is insured against losses arising out of any such advance payments, or (c) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily-available facts (as opposed to a trial-type inquiry or full investigation), that there is a reason to believe that such Covered Person will be found entitled to indemnification under this Section 10.2. Notwithstanding anything else herein, any amendment to Article X hereof shall not be effective to limit the rights to indemnification or insurance provided herein with respect to any Covered Persons without such Covered Person’s written consent. The advancement of any expenses pursuant to this Section 10.2(d) shall under no circumstances be considered a “loan” under the Sarbanes-Oxley Act of 2002, as amended from time to time, or for any other reason.

(e) The Trust is authorized to enter into separate indemnification agreements with any one or more Trustees or officers of the Trust.

(f) Any repeal or modification of this Article X or adoption or modification of any other provision of this Trust Instrument inconsistent with this Article shall be prospective only to the extent that such repeal or modification would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification or right to advancement of expenses available to any Covered Person with respect to any act or omission that occurred prior to such repeal, modification or adoption.

(g) To the extent that any determination is required to be made as to whether a Covered Person engaged in conduct for which indemnification is not provided as described herein, or as to whether there is reason to believe that a Covered Person ultimately will be found entitled to indemnification, the Person or Persons making the determination shall afford the Covered Person a rebuttable presumption that the Covered Person has not engaged in such conduct and that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

(h) Notwithstanding any other provision in this Trust Instrument to the contrary, any liability and/or expense against which any Covered Person is indemnified under this Section 10.2 and any advancement of expenses that any Covered Person is entitled to be paid under Section 10.2(d) shall be deemed to be joint and several obligations of the Trust and each Series, and the assets of the Trust and each Series shall be subject to the claims of any Covered Person therefor under this Article X; provided that any such liability, expense or obligation may be allocated and charged by the Trustees between or among the Trust and/or any one or more Series (and Classes) in such manner as the Trustees in their sole discretion deem fair and equitable.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Section 10.3 of Registrant’s Declaration of Trust, filed herein as Exhibit (1)(b), also provides for the indemnification of shareholders of Registrant. Section 10.3 states as follows:

Shareholders. In case any Shareholder or former Shareholder of any Series shall be held to be personally liable solely by reason of his being or having been a Shareholder of such Series and not because of his acts or omissions or for some other reason, the Shareholder or former Shareholder (or his heirs, executors, administrators, or other legal representatives, or, in the case of a corporation or other entity, its corporate or other general successor) shall be entitled out of the assets belonging to the applicable Series to be held harmless from and indemnified against all loss and expense arising from such liability. The Trust, on behalf of the affected Series, shall assume, upon request by the Shareholder, the defense of any claim made against the Shareholder for any act or obligation of the Series and satisfy any judgment thereon from the assets of the Series.

Item 16. Exhibits.

Exhibit Number	Description
1	—Articles of Incorporation

(a)	— Certificate of Trust, dated October 31, 2018, is incorporated by reference to Exhibit 1(a) to Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”) (File No. 333-228832) (the “Registration Statement”), filed on December 14, 2018.

(b)	— Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”), dated February 21, 2019, is incorporated by reference to Exhibit 1(b) of Pre-Effective Amendment No. 1 to Registrant’s Registration Statement, filed on March 4, 2019.

2	— By-laws

(a)	— By-Laws, dated November 19, 2018, is incorporated by reference to Exhibit 2(a) to Registrant’s Registration Statement, filed on December 14, 2018.

(b)	— Amendment No. 1 to the By-Laws of Registrant, effective as of November 11, 2020, is incorporated by reference to Exhibit 2(b) to Registrant’s Registration Statement, filed on November 24, 2020.

3	— Voting Trust Agreements

(a)	— None.

4	— Plan of Reorganization

(a)	— Form of Agreement and Plan of Reorganization is included in Appendix II to the Combined Prospectus/Proxy Statement.

5	— Instruments Defining Rights of Security Holders

(a)	— Articles II, VII, IX and X of the Declaration of Trust are incorporated by reference to Exhibit 1(b) of Registrant’s Registration Statement.

(b)	— Articles IV and VI of the By-Laws are incorporated by reference to Exhibits 2(a)-(b) of Registrant’s Registration Statement.

6	— Investment Advisory Contracts

(a)	— Form of Investment Advisory Agreement between Registrant and BlackRock Fund Advisors (the “Investment Advisory Agreement”) is incorporated by reference to Exhibit 4(a) of Pre-Effective Amendment No. 1 to Registrant’s Registration Statement, filed on March 4, 2019.

(b)	Amended Schedule A to the Investment Advisory Agreement between Registrant and BlackRock Fund Advisors (the “Investment Advisor”) is incorporated by reference to Exhibit 4(b) of Post-Effective Amendment No. 148 to Registrant’s Registration Statement, filed on November 25, 2025.

(c)	— Form of Sub-Investment Advisory Agreement between the Investment Advisor and BlackRock International Limited (“BIL”) with respect to iShares FinTech Active ETF (f/k/a BlackRock Future Financial and Technology ETF) is incorporated by reference to Exhibit 4(d) of Post-Effective Amendment No. 32 to Registrant’s Registration Statement, filed on August 9, 2022.

(d)	— Form of Sub-Investment Advisory Agreement between the Investment Advisor and BIL with respect to BlackRock U.S. Carbon Transition Readiness ETF is incorporated by reference to Exhibit 4(e) of Post-Effective Amendment No. 39 to Registrant’s Registration Statement, filed on November 22, 2022.

Exhibit Number	Description
(e)	— Form of Sub-Investment Advisory Agreement between the Investment Advisor and BIL with respect to BlackRock World ex U.S. Carbon Transition Readiness ETF is incorporated by reference to Exhibit 4(f) of Post-Effective Amendment No. 39 to Registrant’s Registration Statement, filed on November 22, 2022.

(f)	— Form of Sub-Investment Advisory Agreement between the Investment Advisor and BIL with respect to iShares Advantage Large Cap Income ETF (f/k/a BlackRock Advantage Large Cap Income ETF) is incorporated by reference to Exhibit 4(g) of Post-Effective Amendment No. 48 to Registrant’s Registration Statement, filed on September 1, 2023.

(g)	— Form of Sub-Investment Advisory Agreement between the Investment Advisor and BIL with respect to iShares International Dividend Active ETF (f/k/a BlackRock International Dividend ETF) is incorporated by reference to Exhibit 4(h) of Post-Effective Amendment No. 76 to Registrant’s Registration Statement, filed on May 22, 2024.

(h)	— Form of Sub-Investment Advisory Agreement between the Investment Advisor and BIL with respect to iShares Long-Term U.S. Equity Active ETF (f/k/a BlackRock Long-Term U.S. Equity ETF) is incorporated by reference to Exhibit 4(i) of Post-Effective Amendment No. 78 to Registrant’s Registration Statement, filed on June 6, 2024.

(i)	— Form of Sub-Investment Advisory Agreement between the Investment Advisor and BIL with respect to iShares Defense Industrials Active ETF, is incorporated by reference to Exhibit 4(j) of Post-Effective Amendment No. 120 to Registrant’s Registration Statement, filed on May 13, 2025.

(j)	— Form of Sub-Investment Advisory Agreement between the Investment Advisor and BIL with respect to iShares Infrastructure Active ETF, is incorporated by reference to Exhibit 4(k) of Post-Effective Amendment No. 123 to Registrant’s Registration Statement, filed on July 9, 2025.

(k)	— Form of Sub-Investment Advisory Agreement between the Investment Advisor and BlackRock (Singapore) Limited with respect to iShares Infrastructure Active ETF, is incorporated by reference to Exhibit 4(l) of Post-Effective Amendment No. 123 to Registrant’s Registration Statement, filed on July 9, 2025.

(l)	— Form of Sub-Investment Advisory Agreement between the Investment Advisor and BIL with respect to iShares Systematic Alternatives Active ETF, is incorporated by reference to Exhibit 4(m) of Post-Effective Amendment No. 137 to Registrant’s Registration Statement, filed on November 7, 2025.

(m)	— Form of Sub-Investment Advisory Agreement between the Investment Advisor and BIL with respect to iShares Nasdaq Premium Income Active ETF, is incorporated by reference to Exhibit 4(m) of Post-Effective Amendment No. 138 to Registrant’s Registration Statement, filed on November 10, 2025.

7	— Underwriting Contracts

(a)	— Form of Distribution Agreement between Registrant and BlackRock Investments, LLC (“BRIL”) is incorporated by reference to Exhibit 5(a) of Pre-Effective Amendment No. 1 to Registrant’s Registration Statement, filed on March 4, 2019.

(b)	— Amended Schedule A to the Distribution Agreement between the Registrant and BRIL is incorporated by reference to Exhibit 5(b) of Post-Effective Amendment No. 148 to Registrant’s Registration Statement, filed on November 25, 2025.

8	— Bonus or Profit Sharing Contracts

(a)	— Not applicable.

9	— Custodian Agreements

(a)	— Master Custodian Agreement between Registrant and State Street Bank and Trust Company dated December 31, 2018 is incorporated by reference to Exhibit 7(g) of Post-Effective Amendment No. 943 to the Registration Statement on Form N-1A of BlackRock FundsSM (File No. 33-26305), filed on February 28, 2019.

Exhibit Number	Description
10	— Rule 12b-1 and Rule 18f-3 Plans

(a)	— Not applicable.

11	— Legal Opinions

(a)	— Opinion of Morris, Nichols, Arsht & Tunnell LLP as to the legality of the securities being registered with respect to the Acquiring Fund is incorporated by reference to Exhibit 11(a) to the Registrant’s Registration Statement on Form N-14, filed on November 26, 2025.

12	— Tax Opinion

(a)	— Opinion of Ropes & Gray LLP supporting the tax matters and consequences to shareholders discussed in the Combined Prospectus/Proxy Statement, is filed herewith.

13	— Other Material Contracts

(a)	— Administration and Fund Accounting Services Agreement dated December 31, 2018 between Registrant and State Street Bank and Trust Company is incorporated by reference to Exhibit 8(k) of Post-Effective Amendment No. 43 to the Registration Statement on Form N-1A of Managed Account Series (File No. 333-124463), filed on February 28, 2019.

(b)	— Form of Transfer Agency and Service Agreement between Registrant and State Street Bank and Trust Company is incorporated by reference to Exhibit 8(b) of Pre-Effective Amendment No. 2 to Registrant’s Registration Statement, filed on March 13, 2019.

(c)	— Form of Twelfth Amended and Restated Credit Agreement among Registrant, a syndicate of banks and certain other parties is incorporated by reference to Exhibit 8(d) of Post-Effective Amendment No. 76 to the Registration Statement on Form N-1A of BlackRock Series Fund, Inc. (File No. 2-69062), filed on April 21, 2025.

(d)	— Form of Ninth Amended and Restated Securities Lending Agency Agreement between Registrant and BlackRock Institutional Trust Company, N.A. is incorporated by reference to Exhibit 8(d) of Post-Effective Amendment No. 109 to Registrant’s Registration Statement, filed on January 22, 2025.

(e)	Amended Schedules to Ninth Amended and Restated Securities Lending Agency Agreement between Registrant and BlackRock Institutional Trust Company, N.A. is incorporated by reference to Exhibit 8(e) of Post-Effective Amendment No. 148 to Registrant’s Registration Statement, filed on November 25, 2025.

(f)	— Form of Thirteenth Amended and Restated Expense Limitation Agreement by and between Registrant, BlackRock Advisors, LLC and BlackRock Fund Advisors dated March 7, 2024 is incorporated by reference to Exhibit 8(e) of Post-Effective Amendment No. 70 to Registrant’s Registration Statement, filed on March 21, 2024.

(g)	— Amended and Restated BlackRock Rule 12d1-4 Proprietary Fund of Funds Investment Agreement between the Registrant and other registered open-end investment companies party thereto is incorporated by reference to Exhibit 8(m) of Post-Effective Amendment No. 391 to the Registration Statement on Form N-1A of BlackRock Funds III (File No. 33-54126), filed on September 18, 2024.

(h)	— Schedules A and B, as amended July 1, 2025, to the Amended and Restated BlackRock Rule 12d1-4 Proprietary Fund of Funds Investment Agreement between the Registrant and the other registered open-end investment companies party thereto is incorporated by reference to Exhibit (h)(13) of Post-Effective Amendment No. 63 to the Registration Statement on Form N-1A of BlackRock ETF Trust II (File No. 333-236575), filed on July 1, 2025.

(i)	— 12d1-4 Fund of Funds Investment Agreements between iShares Trust, the Registrant and the other registrants party thereto, dated as of January 19, 2022, are incorporated by reference to Exhibit (h.30) of Post-Effective Amendment No. 2,524 to the Registration Statement on Form N-1A of iShares Trust, filed February 28, 2022.

Exhibit Number	Description
(j)	— Schedule A to the 12d1-4 Fund of Funds Investment Agreement between iShares Trust, the Registrant and the Morningstar Funds Trust, amended April 6, 2022, is incorporated by reference to Exhibit (h.30.1) of Post-Effective Amendment No. 2,542 to the Registration Statement on Form N-1A of iShares Trust, filed April 22, 2022.

(k)	— Schedule A to the 12d1-4 Fund of Funds Investment Agreement between iShares Trust, the Registrant, JPMorgan Trust I, JPMorgan Trust II, J.P. Morgan Fleming Mutual Fund Group, Inc., JPMorgan Institutional Trust, JPMorgan Insurance Trust, J.P. Morgan Mutual Fund Investment Trust, Undiscovered Managers Funds, J.P. Morgan Exchange-Traded Fund Trust and JPMorgan Trust IV, amended September 1, 2023, is incorporated by reference to Exhibit 8(i) of Post-Effective Amendment No. 48 to Registrant’s Registration Statement, filed on September 1, 2023.

(l)	— 12d1-4 Fund of Funds Investment Agreement between iShares Trust, the Registrant and Carillon Family of Funds, dated as of February 17, 2022, is incorporated by reference to Exhibit (h.32) of Post-Effective Amendment No. 2,530 to the Registration Statement on Form N-1A of iShares Trust, filed March 23, 2022.

(m)	— 12d1-4 Fund of Funds Investment Agreement between the Registrant, BlackRock ETF Trust II, iShares Trust, iShares, Inc., iShares U.S. ETF Trust, BlackRock FundsSM, and Pacific Select Fund, dated as of August 1, 2022, is incorporated by reference to Exhibit 8(j) of Post-Effective Amendment No. 33 to Registrant’s Registration Statement, filed on November 22, 2022.

(n)	— ETF Services Agreement between the Registrant, BlackRock ETF Trust II, the Investment Adviser and BRIL, dated as of March 29, 2022, is incorporated by reference to Exhibit 8(k) of Post-Effective Amendment No. 33 to Registrant’s Registration Statement, filed on November 22, 2022.

(o)	— Amended Schedule A to the ETF Services Agreement between the Registrant, BlackRock ETF Trust II, the Investment Advisor and BRIL is incorporated by reference to Exhibit 8(p) of Post-Effective Amendment No. 148 to Registrant’s Registration Statement, filed on November 25, 2025.

(p)	— Form of BFA Master Services Agreement between the Registrant, BlackRock Fund Advisors and The Bank of New York Mellon, dated as of December 7, 2021, is incorporated by reference to Exhibit (h)(13) of Post-Effective Amendment No. 27 to the Registration Statement on Form N-1A of BlackRock ETF Trust II (File No. 333-236575), filed on June 23, 2023.

(q)	— Fund of Funds Agreement between Registrant, Fidelity Rutland Square Trust II and the registrants party thereto, dated as of January 18, 2022, is incorporated herein by reference to Exhibit h(15) of Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A of BlackRock Funds IV (File No. 333-224373) filed on September 20, 2022.

(r)	— Amendment No. 1 to Fund of Funds Agreement between Registrant, Fidelity Rutland Square Trust II and the registrants party thereto, dated as of May 20, 2022, is incorporated herein by reference to Exhibit h(16) of Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A of BlackRock Funds IV (File No. 333-224373) filed on September 20, 2022.

(s)	— Amendment No. 2 to Fund of Funds Agreement between Registrant, Fidelity Rutland Square Trust II and the other registrants party thereto, dated as of December 8, 2023, is incorporated herein by reference to Exhibit 8(ee) of Post-Effective Amendment No. 1204 to the Registration Statement on Form N-1A of BlackRock FundsSM (File No. 33-26305), filed on January 24, 2024.

(t)	— BFA Master Services Agreement between Registrant, BFA, State Street Bank and Trust Company and the other registrants party thereto, dated as of December 7, 2021, is incorporated by reference to Exhibit 8(s) of Post-Effective Amendment No. 80 to Registrant’s Registration Statement, filed on July 11, 2024.

(u)	— Participation Agreement between Registrant, BFA, State Street Bank and Trust Company and the other registrants party thereto, dated as of April 1, 2024, is incorporated by reference to Exhibit 8(t) of Post-Effective Amendment No. 80 to Registrant’s Registration Statement, filed on July 11, 2024.

Exhibit Number	Description
(v)	— Fund of Funds Agreement between John Hancock Variable Insurance Trust and the other registrants party thereto, dated as of January 19, 2022, and Amendment No. 1 to Fund of Funds Agreement between John Hancock Variable Insurance Trust and the other registrants party thereto, dated as of August 16, 2024, are incorporated herein by reference to Exhibit 8(ff) of Post-Effective Amendment No. 1226 to the Registration Statement on Form N-1A of BlackRock FundsSM (File No. 33-26305), filed on September 23, 2024.

(w)	— Fund of Funds Agreement between Voya Balanced Portfolio, Inc. and the other registrants party thereto, dated as of January 19, 2022, and Amendment No. 1 to Fund of Funds Agreement between Voya Balanced Portfolio, Inc. and the other registrants party thereto, dated as of September 10, 2024, are incorporated herein by reference to Exhibit 8(gg) of Post-Effective Amendment No. 1226 to the Registration Statement on Form N-1A of BlackRock FundsSM (File No. 33-26305), filed on September 23, 2024.

(x)	— Form of Master Services Agreement, dated December 7, 2021 related to the Trust for JPMorgan Chase Bank, N.A., is incorporated herein by reference to Exhibit (h.60) of Post-Effective Amendment No. 2,798 to the Registration Statement on Form N-1A of iShares Trust (File No. 333-92935), filed on December 30, 2024.

14	— Other Opinions

(a)	— Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for the Predecessor ETF and the Acquiring Fund, was previously filed as Exhibit 14(a) to the Registrant’s Registration Statement on Form N-14, filed on November 26, 2025.

(b)	— Consent of Cohen & Company, Ltd., independent registered public accounting firm for the Target Fund, was previously filed as Exhibit 14(b) to the Registrant’s Registration Statement on Form N-14, filed on November 26, 2025.

15	— Omitted Financial Statements

(a)	— None.

16	— Power of Attorney

(a)	— Power of Attorney dated November 18, 2025 is incorporated by reference to Exhibit 16(a) to the Registrant’s Registration Statement on Form N-14, filed on November 26, 2025.

17	— Additional Exhibits

(a)	—Form of Proxy Card is incorporated by reference to Exhibit 17(a) to the Registrant’s Registration Statement on Form N-14, filed on November 26, 2025.

18	— Calculation of Filing Fee Tables

(a)	—Not applicable.

17. Undertakings.

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933 (as amended, the “Securities Act”), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on May 27, 2026.

BLACKROCK ETF TRUST (REGISTRANT)
ON BEHALF OF ISHARES LARGE CAP VALUE ACTIVE ETF (FORMERLY, ISHARES LARGE CAP VALUE ACTIVE ETF II)
By:	/s/ JOHN M. PERLOWSKI
(John M. Perlowski, President and Chief Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to its Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JOHN M. PERLOWSKI (John M. Perlowski)	Trustee, President and Chief Executive Officer (Principal Executive Officer)	May 27, 2026

/S/ TRENT WALKER	Chief Financial Officer (Principal Financial and Accounting Officer)	May 27, 2026
(Trent Walker)

Trustee
(Christopher J. Ailman)

SUSAN J. CARTER*	Trustee
(Susan J. Carter)

COLLETTE CHILTON*	Trustee
(Collette Chilton)

NEIL A. COTTY*	Trustee
(Neil A. Cotty)

ROBERT FAIRBAIRN*	Trustee
(Robert Fairbairn)

HENRY R. KEIZER*	Trustee
(Henry R. Keizer)

CYNTHIA A. MONTGOMERY*	Trustee
(Cynthia A. Montgomery)

Signature	Title	Date
Trustee
(Donald C. Opatrny)

LORI RICHARDS*	Trustee
(Lori Richards)

MARK STALNECKER*	Trustee
(Mark Stalnecker)

Trustee
(Kenneth L. Urish)

CLAIRE A. WALTON*	Trustee
(Claire A. Walton)

*BY: /S/ JANEY AHN		May 27, 2026
(Janey Ahn, Attorney-In-Fact)

EXHIBIT INDEX

Exhibit Number	Description
12(a)	Opinion of Ropes & Gray LLP supporting the tax matters and consequences to shareholders discussed in the Combined Prospectus/Proxy Statement.